FAMILY ROOM ENTERTAINMENT CORPORATION
8530 Wiltshire Boulevard, Suite 420
Beverly Hills, California 90211
Office: 310-659-9411 Fax: 310-659-9472

April 27, 2005

Johanna Vega Losert
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W. Mail Stop 0305
Washington, D.C. 20549-0405

Re: Family Room Entertainment Corporation
Form SB-2 filed February 28, 2005
File No. 333-121628

Via Fax: 202-942-9527
Phone: 202-942-2931

Dear Ms. Losert:

Included are the responses to the comments listed on the SEC letter dated March 16, 2005.

General

1.	Consideration should be given, on an ongoing basis, to the updating requirements of Item 310(g) of Regulation S-B.

2.	An updated accountant’s report should be included with any amendment to the filing.

An updated consent from our independent accountants has been included with this amendment.

Prospectus Summary, page 5

3.
You state your Emmet/Furla Films Production Company subsidiary primarily develops and provides production related services for high budget motion pictures (in excess of $20 million). If feasible, please revise to quantify what portion of the $20 million you typically receive as a fee for your services.

Emmett/Furla Films typically receives producer fees ranging from 1% to 5% of production costs, but in no case, more than 5% of the production cost budget. On larger budget films Emmett/Furla Films’ fee is generally at the low end of this production fee range.

Disclosure added - see page 5.

Management ‘s Discussion and Analysis or Plan of Operation, page 15

4.
Refer to your discussion of revenue recognition, Item 1. You state that producer fees are generally received at the start of the actual film production. We assume that they are deferred and recognized as services are performed. Please revise your footnote to clarify this fact or advise.

Your understanding is correct. We have revised the disclosure under revenue recognition as follows:

We recognize revenue from the development, production, and production services earned under the criteria established by SOP 00-2 as follows:

1.
Producers Fees - Producer fees are recognized upon receipt of the fees and delivery of the related services. If upon receipt of the fees all services have not been provided, the fees are deferred and recognized as the services are performed;

2.
Royalties - Royalty and profit participation are recognized when the amounts are known and the receipt of the royalties is reasonably assured. Accordingly, recognition generally occurs upon receipt (usually quarterly or semi-annually); and

3.
Producer Development and Production Service Fees - As these services are provided, these fees are invoiced by FMLY to the third party financiers and producers and are recognized when the amount has been determined and receipt is reasonably assured.

Disclosure added - see page 15.

5.
Refer to your discussion of film costs. Here, and in your accounting policies footnote, you refer to exploitation and participation costs. Exploitation costs should be accounted for in accordance with paragraph 49 of SOP 00-2. Participation costs and their related accruals are subject to specific guidance under that SOP, as well. Please revise your disclosures to clarify your method of accounting for these costs, as applicable, and to distinguish them from your discussion of film costs and/or other production costs.

We have revised the disclosure under film costs and added disclosure addressing participation and exploitation as follows:

Film costs include costs to 1) acquire rights or films, 2) project development (the process whereby underlying material, such as a book, manuscript or screenplay, are made ready for production into a motion picture by creating a finished screenplay which takes in to account the desires of the creative elements as well as the constraints of the budget and production schedule), 3) project packaging (the process whereby creative elements, such as directors and actors, are attracted to and agreements are made for them to perform their services in connection with the picture), and/or 4) produce feature motion pictures.

Production costs mainly consist of acquisition costs, salaries, equipment, and overhead. Production costs in excess of the amounts reimbursable by the actual production entity are capitalized. Once production on a particular film project commences, FMLY begins to derive producer fees. FMLY’s primary source of revenue is motion picture production fees. Production costs capitalized on a particular film project are amortized in the proportion that the revenue received during a period bears to the anticipated total gross revenues for that film. Estimates of anticipated total gross revenues for all film projects are reviewed periodically and revised when necessary. Un-amortized film production costs are also compared with net realizable value each reporting period on a film-by-film basis. If estimated gross revenues are not sufficient to recover the un-amortized film production costs, the un-amortized film production costs are written down to their estimated net realizable value.

Exploitation Costs

All exploitation costs, including marketing costs, are expensed as incurred. During the years ended June 30, 2004 and 2003, FMLY incurred general operating costs of $43,128 and $7,213, respectively.

Participation Costs

Estimates of unaccrued ultimate participation costs, if any, are used in the individual-film-forecast-computation to arrive at current period participation cost expense. Participation costs are determined using assumptions that are consistent with FMLY’s estimates of film costs, exploitation costs, and ultimate revenue. If, at any balance sheet date, the recognized participation costs liability exceeds the estimated unpaid ultimate participation costs for an individual film, the excess liability is reduced with an offsetting credit to unamortized film costs. To the extent that an excess liability exceeds unamortized film costs for a film, it is credited to income. Participation costs are not currently a factor on any of FMLY’s film projects.

Disclosure added - see page 16.

Liquidity and Capital Resources, page 18.

6. We note your response to our prior comment 14. Regarding the discussion of important matters on which you focus in evaluation financial condition and operating performance, please also discuss the way in which you evaluate working capital needs and your plans for obtaining financing as projects are taken on by the company. We note that you focus on return on investment for projects. For example, how is ROI evaluated on an on-going basis project by project as well as the thresholds used to determine whether a project meets your return criteria, etc.

With the exception of publicity and marketing fees, FMLY’s operating costs are fairly fixed. To absorb these costs and to generate a profit, FMLY takes on as many projects as possible. Factors that FMLY takes into consideration before accepting a project are: 1) is the material (script) good enough to attract talent, 2) whether talent be can obtained, and 3) whether financing can be arranged.

Disclosure added - see page 18

Our Business, page 22

7. We note that you derive your revenues from a limited number of customers. Please disclose the names of the two customers as noted in Note 12 of the notes to financial statements and the percentage of revenues you receive from each. You should discuss the extent to which you are dependent on one or a few major customers. See Item 101(a)(6) of Regulation S-B. Please add a risk factor about the risk of your dependence on few customers.

The two customers referenced were NuImage/ Millennium Films and Lions Gate Films We have added a risk factor as instructed and have added the names of the major customers and the following disclosure in the registration statements:

	2004	2003
Major customers
Lions Gate Films	76.67%	93.2%
NuImage/Millennium Films	8.04%	0.0%
Regents Films	10.33%	0.0%
Others	4.95%	6.8%
	100%	100%

Risk factor added, see page 8.

Disclosure in MD&A, see page 24

FMLY Summary of Film Project History, page 24

8. We note the revisions you have made to your summary. To facilitate our understanding of the industry and of your business activities, please tell us more about a representative sample of these arrangements. For example, with regard to such pictures as “Speedway Junky” and “Held for Ransom” we note that you “subsequently” acquired ownership percentages from other parties. When, in the lives of these pictures, did these acquisitions occur, why did the original owners sell and what did you pay to acquired these rights? How much in royalties had each of the former owners earned and what have you earned in royalties to date on each arrangement? In this regard, we note your use of the phrase, “if any.” Describe how and when your portion of the royalties on each film are measured and distributed. Explain what you mean by, a “second cycle” of distribution. Do you expect to incur any costs in connection with these negotiation or distribution activities? If so, please describe and quantify them.

Acquisition of film rights: Speedway Junky, Held for Ranson and After Sex film rights were acquired from 1st Miracle Entertainment Group in settlement of debt. We acquired the films without regard to current distribution agreements because we knew the films’ first cycles were near completion. Accordingly, any obligations to third parties, with the exception of Speedway Junkie, had been satisfied. Speedway Junkie’s distribution agreement was still in effect whereby FMLY subsequently earned approximately $76,000 in royalties. In addition, we only acquired the right to 50% of Speedway’s net revenues.

Concerning Held for Ranson and After Sex, FMLY negotiated new distribution agreements with Platinum Disc, a non major distribution company, for home video and DVD distribution in the US and English speaking Canada. These were new agreements and with the first royalties of $8,900 being received April 15, 2005. The documentation to allocate the funds between the movies has not been received yet. It usually takes approximately six months to one year for the distribution, sale of disks and the accounting of such sales to take place. FMLY will receive a 20% royalty of Platinum’s net revenue, if any. FMLY will incur nominal legal and delivery fees.

Second cycle is an industry term which means that the agreements for the first distribution phase have ended and the films are entered into their second distribution phase.

        Disclosure added - see page 25

9. With regard to such films as “The Badge” and “Narc,” what do you mean when you refer to profit participation “if any.” When and how is your portion of the profit participation measured, allocated and received? What amount of profit participation have you received on each of these films to date?

The phrase “if any” is founded in the concept that it is possible that there will not be enough revenue generated by either of these pictures to cause “net profits” to be paid to FMLY.

FMLY’s profit participation in motion picture projects is determined by a calculation that assumes that all “negative costs”(production costs) of the picture (including, but not limited to, costs for development, principal photography and post-production) and “distribution expenses” (including, but not limited to, costs for marketing the film at various international film markets as well as costs associated with the delivery of the film and the physical elements to the various licensees of the film) are recovered by the financier plus interest thereon. After repayment of all negative costs, distribution expenses and interest thereon, the financier/distributor will charge a “distribution fee” (often a percentage of the gross income) for performing any sales or distribution services in connection with the picture. Following the payment of distribution fees and other costs, any amounts payable to creative elements that are contingent compensation (including, but not limited to, deferred compensation and bonuses) are paid to those third parties. Any money remaining is considered net profits from which profit participation is derived. To date FMLY has not received any profit participation for “Narc” or “The Badge.”

Disclosure added - see page 26.

10. Given the apparent success of “Half Past Dead” at the box office (as described on page 36), please indicate your profit participation on this film to date. Explain when and how it is computed.

Profit participation is calculated as discussed in comment comment 9 above. According to public sources, the US box office receipts of “Half Past Dead were approximately $15,000,000. Box office receipts are determined at the “point of transaction” and only a portion of the box office receipts are returned to the financier/distributor. FMLY estimates, based on public sources, that the negative costs of “Half Past Dead” totaled almost $30,000,000. Because the negative costs, distribution costs (with interest thereon), distribution fees and priority contingent compensation must be paid before net profits are generated, it is conceivable that “Half Past Dead will not generate net profits.

This film was a success for FMLY for the following reasons: 1) it was FMLY’s first theatrical release, 2) the production fees covered FMLY’s expenses, 3) this film raised FMLY’s profile within the industry and 4) the goodwill earned with Steven Segal has carried through four additional films.

This film would be considered a success by the distributors for the following reasons 1) it earned $15,000,000 at the box office and 2) it is estimated, based on industry estimates, that it will earn an additional $27,000,000 in future video rentals.

This information is provided supplementally.

11. When you have been compensated with a fee for production services, please tell us what your services generally involve and indicate the average range of fees that you normally receive in connection with a project. Describe whether or how your fees vary when profit participation is also involved.

a) Services generally performed are discussed in comment 15.
b) The average range of fees normally received in a project is discussed in comment 3.

c) As discussed in comment 8, profit participation is revenue received after all other payments and distributions are made. Therefore, profit participation has no impact on any fees that FMLY is due on a project. If FMLY receives net profit participation, these revenues have no impact on production service revenues because, as described in our response to comment 9, the net profit participation revenues are essentially the last revenues paid to participants in a film project.

12.	If variable fees are included in your estimates of ultimate revenue (paragraph 39 of the SOP), please describe them, quantify their impact and provide support for their inclusion.

We do not include variable fees in our estimates of ultimate revenue. Variable fees on the film projects that FMLY has been involved have, to date, been insignificant and difficult to reliably estimate. Based on our past experience, we assume that these fees will be zero in estimating ultimate revenue.

13.
You state in your accounting policies footnote (page F-22) that your revenue cycle is generally one to three years, with the expectation that substantially all revenue will be recognized in the first two years of individual motion pictures. If this applies to the films in your summary, it appears that substantially all revenue has been recognized on the first ten films. Please advise us supplementally whether our understanding is correct. Consideration should also be given to providing appropriate disclosure of these matters in connection with your summary.

Your understanding is correct and we have modified our film summary to show that no significant additional revenue anticipated in release for greater than three years (see footnote three of film summary schedule).

14.
We also note that you receive royalties from many pictures you list. Please revise your table to describe any licenses or royalty agreements, including duration, currently in force. See Item 101(a)(7) of Regulation S-B.

FMLY has received royalties from only four motion picture projects, to date (1) Good Advice; (2); Speedway Junky; (3) After Sex; and (4) Held for Ransom.

FMLY produced “Good Advice” in 2000 and subsequently licensed the US distribution rights to Lions Gate Films for a period of 25 years and the foreign distribution rights to Myriad Pictures in perpetuity. These license agreements included up-front film guarantee compensation totaling $4,500,000. The agreement also called for a $60,000 payment from Lions Gate for video royalties, which was received in 2004. The Myriad Pictures agreement transferred all foreign rights and no additional revenues/participations/royalties will be received from Myriad.

“Speedway Junkie”- On August 16, 2001, FMLY purchased a 50% interest in “Speedway Junky” from Miracle Entertainment. The purchase agreement provided FMLY the right to recover the cost of the purchase plus 50% of the revenues generated by the motion picture. Prior to FMLY’s involvement, Miracle Entertainment had entered into a twenty-five year worldwide distribution agreement with Regent Worldwide. Though the term of this distribution agreement is twenty-five years, the bulk of revenue form a movie usually comes within the first two years. Speedway’s release date was over two years ago and, although FMLY has received approximately $86,000 in royalties from this film, we are not anticipating the receipt material additional royalties.

“After Sex” and “Held for Ransom”: Under an April 29, 2002 loan agreement, FMLY was assigned Miracle Entertainment’s interest in “After Sex” and “Held for Ransom”. At the time of the loan agreement, Miracle Entertainment had a three-year US distribution agreement with Blockbuster Entertainment covering both pictures and a twenty-five year foreign distribution/sales agency agreement with Cutting Edge Entertainment covering both pictures. The Blockbuster Entertainment agreement with has since lapsed (and thus ended the “first cycle” of distribution within the United States). FML recently completed a US distribution agreement covering both films with Platinum Disc for home video/DVD market distribution. FMLY is hopeful that the agreement with Platinum Disc will generate royalty payments within the next 12 months, however no royalties have yet been received.

With respect to all four motion picture properties, FMLY owns a portion of the music publishing, which through the publishing societies like ASCAP and BMI, generates an immaterial amount of royalty income annually.

Disclosure added - see page 26 - Royalties

15.
We note your response to our comment 17. Please disclose the fees you receive for each of the listed projects. For example, explain what royalties, if any, you received to date; disclose the fees you were compensated; and quantify the extent of your profit participation. You should limit the list to those projects that you are able to tie to your current financial statements.

We have revised our project list to tie to the financial statements and to address this comment and comments 13, 16 and 19.

FAMILY ROOM ENTERTAINMENT CORPORATION
SUMMARY OF FILM PROJECT HISTORY (1) (4)
Picture			Fees Received
Initial Release Date		Function			Six Months
and Media Type		Performed by FMLY (2)			Ended
		Type of	Year Ended June 30,		December 31,
Film Credit Received	Principal Talent	Production Services	2004	2003	2004
Speedway Junky	Jesse Bradford,	Picture originally produced
	Jordan Brower,	by a third party financier.
September 2001	Jonathan Taylor	FMLY subsequently
	Thomas, Tiffani	acquired 50% ownership
Theatrical	Amber Theisssen,	from the financier and
	Warren G, Daryl	receivies royalties if any
Hannah
			$76,979	$(3)	$(3)
Held For Ransom	Dennis Hopper,	Picture originally produced
	Zachery Ty Bryan,	by a third party financier.
August 2000	Kam Heskin,	FMLY subsequently
	Jordan Brower,	acquired 100% ownership
Video/Cable	Randy Spelling,	from said third party.
	Tsianina Joelson,	receives royalties, if any.
& Morgan Fairchild
			(3)	(3)	(3)
After Sex	Brooke Shields,	Picture originally produced
	Virginia Madsen,	by a third party financier.
August 2000	D.B. Sweeney,	FMLY subsequently
	Dan Cortese,	acquired 100% ownership
Video/Cable	Maria Pitillo, &	from the financier and
	Johnathon Schaech	receives royalties, if any.
			(3)	(3)	(3)
I'm Over Here Now	Andrew "Dice"	Picture produced
	Clay	by a third party financier.
March 2000		FMLY retains profit
rarticipation, if any.
Pay-per-View/ Video

			(3)	(3)	(3)
Good Advice	Charlie Sheen,	Picture produced by FMLY
	Angie Harmon,	in conjunction with a third
December 2001	Denise Richards,	party. FMLY retains
	Rosanna Arquette,	primary ownership and
Video/Cable	& Jon Lovitz	receives royalties, if any.
			60,000	(3)	(3)
FAMILY ROOM ENTERTAINMENT CORPORATION
SUMMARY OF FILM PROJECT HISTORY (1) (4)
Picture			Fees Received
Initial Release Date		Function			Six Months
and Media Type		Performed by FMLY (2)			December 31
		Type of	Year Ended June 30,		June 30,
Film Credit Received	Principal Talent	Production Services	2004	2003	2004
Ticker	Tom Sizemore,	Produced by a third party
	Steven Seagal,	financier. FMLY provided
December 2001	Jamie Pressly, &	production services and
	Dennis Hopper	financing and received
Video/Cable		a fee and and profit
participation, If any.
			(3)	(3)	(3)
The Badge	Billy Bob Thornton,	Produced by a third party
(f/k/a Behind the Sun)	Patricia Arquette,	financier. FMLY provided
	& Seal Ward	production services and
September 2002		received a fee and
profit participation, if any.
Video/Cable

Randall Emmett &		Production services
George Furla		provided include the
Executive Producers		negotiation of financing
and distribution of the
picture, and consulting
services during
development, during
principal photography,
and during post
production (to ensure
that the film was
completed on time and
within budget).
			(3)	(3)	(3)
FAMILY ROOM ENTERTAINMENT CORPORATION
SUMMARY OF FILM PROJECT HISTORY (1) (4)
Picture			Fees Received
Initial Release Date		Function			Six Months
and Media Type		Performed by FMLY (2)			Ended
		Type of	Year Ended June 30,		December 31,
Film Credit Received	Principal Talent	Production Services	2004	2003	2004
Run for the Money	Christian Slater,	Produced by a third party
	Val Kilmer,	financier. FMLY provided
February 2002	Daryl Hannah,	production services and
	Bokeem Woodbine,	received a fee and
Video/Cable	& Vern Troyer	profit participation, if any.

Randall Emmett &		Production services
George Furla		provided include following:
Producers		Negotiated for the acting
services of Val Kilmer,
Christian Slater and Daryl
Hannah; negotiated for the
financing and distribution
of the film and provided
consulting services during
development, during
principal photography,
and during post production
(to ensure that the film
was completed on time and
within budget).
			(3)	(3)	(3)
Half Past Dead	Steven Seagal,	Produced by a third party
	Morris Chestnut,	financier. FMLY provided
November 2002	& Ja Rule	production services and
received a fee and
Theatrical		profit participation, if any.

Randall Emmett &		Production services
George Furla		provided included
Executive Producers		negotiating for the services
of Steven Segal for the
picture
			(3)	(3)	(3)
FAMILY ROOM ENTERTAINMENT CORPORATION
SUMMARY OF FILM PROJECT HISTORY (1) (4)
Picture			Fees Received
Initial Release Date		Function			Six Months
and Media Type		Performed by FMLY (2)			Ended
		Type of	Year Ended June 30,		December 31,
Film Credit Received	Principal Talent	Production Services	2004	2003	2004
Narc	Ray Liotta,	Produced by a third party
	Jason Patric,	financier. FMLY provided
December 2002	& Busta Rhymes	production services and
financing and received
Theatrical		a fee and profit
participation, if any.

Randall Emmett &		Production services
George Furla		provided include
Executive Producers		consulting on the financing
of the picture.

			(3)	(3)	(3)
The Devil and	Alec Baldwin,	Produced by a third party
Daniel Webster	Anthony Hopkins,	financier. FMLY provided
	& Jennifer Love	production services and
March 2003	Hewitt	received a fee and
profit participation, if any.
Video/Cable
(Foreign Release)

			-	375,000	-
All I Want	Elijah Wood,	Produced by a third party
(f/k/a Try Seventeen)	Franka Potente,	financier. FMLY provided
	& Mandy Moore	production services and
September 2003		received a fee and
profit participation, if any.
Video/Cable

Randall Emmett &		Production services
George Furla		provided include
Producers		consulting on the financing
of the picture.

			-	-	-
FAMILY ROOM ENTERTAINMENT CORPORATION
SUMMARY OF FILM PROJECT HISTORY (1) (4)
Picture			Fees Received
Initial Release Date		Function			Six Months
and Media Type		Performed by FMLY (2)			Ended
		Type of	Year Ended June 30,		December 31,
Film Credit Received	Principal Talent	Production Services	2004	2003	2004
Out for a Kill	Steven Seagal	Produced by a third party
financier. FMLY provided
August 2003		production services and
received a fee and
Video/Cable		profit participation, if any.

Randall Emmett &		Production services
George Furla		provided include
Producers		negotiating for the services
of Steven Segal for the
picture and providing
consulting services during
development, on location
and during principal
photography
(to ensure that the film
was completed on time and
within budget).
			-	300,000	-
Belly of the Beast	Steven Seagal	Produced by a third party
financier. FMLY provided
December 2003		production services and
received a fee and
Video/Cable		profit participation, if any.

Randall Emmett &		Production services
George Furla		provided include
Executive Producers		negotiating for the services
of Steven Segal for the
picture and providing
consulting services during
development, on location
and during principal
photography
(to ensure that the film
was completed on time and
within budget).
			-	250,000	-
FAMILY ROOM ENTERTAINMENT CORPORATION
SUMMARY OF FILM PROJECT HISTORY (1) (4)
Picture			Fees Received
Initial Release Date		Function			Six Months
and Media Type		Performed by FMLY (2)			Ended
		Type of	Year Ended June 30,		December 31,
Film Credit Received	Principal Talent	Production Services	2004	2003	2004
Blind Horizon	Val Kilmer,	Produced by a third party
	Neve Campbell,	financier. FMLY provided
March 2005	Sam Shepard &	production services and
(Estimated Release)	Faye Dunaway	received a fee and
profit participation, if any.
Video/Cable

Randall Emmett &		Production services
George Furla		provided include
Producers		negotiating for the acting
services of Val Kilmer,
negotiating for the financing
and distribution of the
picture and providing
consulting services during
development, during
principalphotography and
uring post production
(to ensure that the film
was completed on time and
within budget).
			-	-	-
Control	Ray Liotta, &	Produced by a third party
	William Dafoe	financier. FMLY provided
March 2005		production services and
(Estimated Release)		received a fee and
profit participation, if any.
Video/Cable

Randall Emmett &		Production services
George Furla		provided include negotiating
Producers		for the acquisition of the
rights in and to the screen-
play upon which the picture
was based and negotiating
the acting services
agreement with Ray Liotta.
Also performed consulting
services during principal
photography and through-
out the post production
process to assist in getting
the picture completed on
time and within budget.
			117,500	-	-
FAMILY ROOM ENTERTAINMENT CORPORATION
SUMMARY OF FILM PROJECT HISTORY (1) (4)
Picture			Fees Received
Initial Release Date		Function			Six Months
and Media Type		Performed by FMLY (2)			Ended
		Type of	Year Ended June 30,		December31,
Film Credit Received	Principal Talent	Production Services	2004	2003	2004
Love Song for Bobby	John Travolta &	Produced by a third party
Long	Scarlett Johansson	financier. FMLY provided
production services and
December 2004		received a fee and
profit participation, if any.
Theatrical

Randall Emmett &		Production services
George Furla		provided include consulting
Executive Producers		in the negotiations for the
acting services of John
Travolta for the picture.
			25,000	-	-
The Amityville Horror	Ryan Reynolds, &	Produced by a third party
	Melissa George	financier. FMLY provided
April 2005		development services and
(Scheduled Release)		received a fee.

Theatrical

Randall Emmett &		Production services
George Furla		provided include negotiating
Co- Executive Producers		for the acquisition of the
rights in and to the picture
and subsequently
negotiated for their sale
to NuImage.
			110,516	-	500,000
FAMILY ROOM ENTERTAINMENT CORPORATION
SUMMARY OF FILM PROJECT HISTORY (1) (4)
Picture			Fees Received
Initial Release Date		Function			Six Months
and Media Type		Performed by FMLY (2)			Ended
		Type of	Year Ended June 30,		December 31,
Film Credit Received	Principal Talent	Production Services	2004	2003	2004
Edison	Morgan Freeman,	Produced by a third party
	Justin Timberlake,	financier. FMLY provided
December 2005	LL Cool J, &	production services and
(Estimated Release)	Kevin Spacey	received a fee and
profit participation, if any,
in the film.
Theatrical

Randall Emmett &		Production services
George Furla		provided include negotiating
Producers		for the acquisition of the
rights in and to the screen-
play upon which the picture
was based as well as
the acting services
agreements of Morgan
Freeman, Justin Timberlake,
LL Cool J and Kevin
Spacey. Also provided
consulting services
during principal
photography and the post
production process.
			250,000	-	-
Submerged	Steven Seagal	Produced by a third party
financier. FMLY provided
August 2005		development services and
(Estimated Release)		received a fee.

Video/Cable

Randall Emmett &		Production services
George Furla		provided include
Producers		negotiating an acting
services agreement with
Steven Segal for the
picture and providing
consulting services during
development, and on
location during principal
photography.
			-	-	300,000
FAMILY ROOM ENTERTAINMENT CORPORATION
SUMMARY OF FILM PROJECT HISTORY (1) (4)
Picture			Fees Received
Initial Release Date		Function			Six Months
and Media Type		Performed by FMLY (2)			Ended
		Type of	Year Ended June 30,		December 31,
Film Credit Received	Principal Talent	Production Services	2004	2003	2004
The Tenants	Dylan McDermott,	Produced by a third party
	Snoop Doggy Dogg,	financier. FMLY provided
December 2005	& Peter Falk	production services and
(Estimated Release)		financing and received
a fee and profit
Theatrical		participation, if any, in
the film.

Randall Emmett &		Production services
George Furla		provided include
Producers		negotiating the financing
of the picture and its
distribution by NuImage.
			-	-	12,000
Today You Die	Steven Seagal	Produced by a third party
financier. FMLY provided
December 2005		production services and
(Estimated Release)		received a fee and profit
participation, if any, in
Video/Cable		the film

Randall Emmett &		Production services
George Furla		provided include
Producers		negotiating an acting
services agreement with
Steven Segal for the
picture and providing
consulting services during
development, and on
location during principal
photography.
			-	-	200,000
Wonderland	Val Kilmer,	Produced by a third party
	Kate Bosworth,	financier. FMLY provided
Release Date	Lisa Kudrow,	development services and
October 3, 2003	Josh Lucas &	received a fee.
Dylan Mcdermott
Theatrical

Randall Emmett &		Production services
George Furla		provided include
Executive Producers		obtaining financing
and negotiating for the
distribution of the picture.
			-	12,000	-
FAMILY ROOM ENTERTAINMENT CORPORATION
SUMMARY OF FILM PROJECT HISTORY (1) (4)
Picture			Fees Received
Initial Release Date		Function			Six Months
and Media Type		Performed by FMLY (2)			Ended
		Type of	Year Ended June 30,		December 31,
Film Credit Received	Principal Talent	Production Services	2004	2003	2004
Loverboy	Kyra Sdgwick,	Produced by a third party
	Kevin Bacon,	financier. FMLY provided
Release Date and	Sandra Bullock,	development services and
Media Type to be	Matt Dillon,	received a fee.
Determined	Oliver Platt &
Marissa Tomei

Randall Emmett &		Production services
George Furla		provided include
Co- Executive Producers		consulting on the financing
and distribution of the
picture.
			-	-	-
Shottas	Ky-Mani Marley,	Produced by a third party
	Spragga Benz,	financier. FMLY provided
December 2005	Wyclef Jean,	post-production services
(Estimated Release)	& Louie Rankin	and financing and will
receive a fee and profit
Video/Cable		participation, if any, in
the film.

Randall Emmett &		Production services
George Furla		provided include
Co- Executive Producers		consulting on the financing
and distribution of the
picture.
			-	-	-

Royalties and other revenue			105,440	68,441	258,557

Total			$745,435	$1,005,441	$1,270,557

Revenue by Customer (5)
Nuimage/Millenium			$571,511	$937,000	$1,265,000
Lions Gate Films			60,000	-	-
Regent Films			76,979	-	-
Other			36,945	12,500	5,557

			$745,435	$949,500	$1,270,557

(1) The following is a chronological history of film projects that were developed, packaged and/or produced by
FMLY for third party financiers (unless otherwise noted) and for third party distributors and have been either produced, released or waiting to be released by third parties in fiscal years 2000 through 2004, and/or are scheduled for release in fiscal 2005

(2) Substantially all production, financing, and motion picture related services provided by FMLY are performed by Randall Emmett and George Furla, officers and significant stockholders of the Compny. The primary functions/services performed by Messrs. Emmett and Furla are as follows:
a) Seek creative material, acquire rights and arrange for writing the screenplay
b) Negotiate talent for the project (I.e. development, actors, directors and writers) and assist with pre-production, post-production and packaging.
c) Negotiate distribution agreements, both domestic and foreign.
d) Arrange for the sale of film rights.

(3) This motion picture has been in release for greater than two years and FMLY does not expect it to yield significant additional revenue.

(4) There is no assurance that any motion picture that has not yet been released, will be released, that a change in the scheduled release dates of any such filmes will not occur, or that if such motion picture is released, that it will be successful. FMLY has various additional feature films under development and there can be no assurance that any project under development will be produced, or that if produced, that it will be released or successful.

(5) FMLY conducts business with a limited number of customers and loss of any one of those customers could have a negative impact on its results of operations.

16.	In the chart, you should precisely describe the broad term “production services” to clearly describe the specific aspect of production services you performed for each picture you list.

Please see the revised list of film projects included in response to comment 15. We have included a description of the specific aspects of production services the Company performed.

Executive Compensation, page 38

17.	Provide the footnote disclosure you note in the “other annual compensation,” “securities underlying options;” and “all other compensation” sections of you table.

Footnotes revised

Certain Relationships and Related Transactions, page 40.

18.
Please describe the sharing agreement and how it relates to the producer fees that Messrs. Emmet and Furla receive. For example, state whether there is a standard percentage of fees to which your directors are entitled. Please explain who determines what percentage of the producer fees will be retained by the company.

FMLY’s chief executive officer and chief operating officer have contractual arrangements with FMLY that provide for their compensation based upon

The majority of the projects being 45% percent (20% George Furla and 25% Randall Emmett) of the net producers fees earned by the Company. Please see response to Comment 22. FMLY’s board of directors determined the compensation arrangements for Messrs. Emmet and Furla and each of these officers is a member of that board.

Disclosure added - see page 42.

19.
You should consider naming the works for which Messr. Emmet and Furla received producer fees. Also, please disclose the nature and extent of the production services they provided in exchange for the producers fees they received.

Please see the revised list of film projects included in response to comment 15. We have included a description of the specific aspects of production services the Company performed. We have included a footnote to the list stating that “Substantially all production, financing, and motion picture related services provided by FMLY are provided by Randall Emmett and George Furla, officers and significant stockholders of FMLY”.

Financial Statements

Unaudited Statements of Operations, page F-4

20.	Supplementally provide us with a schedule of the significant components of other income and expense for the comparative six-month periods ended December 31, 2004 and 2003.

	Six Months Ended December 31,
	2004	2003
Royalties and Other Revenue
Royalties	$5,557	$12,500
Producer Development and Production Service Fees	251,285	274,774

Total royalties and other revenue	$258,557	$287,274

Film Costs and Revenues - page F-27

21.
We note your response to our prior comment 26. Based on your response, it appears that you have made the assessment that the $82,500 is not collectible and your efforts have ceased. It would appear more appropriate to write these amounts off entirely rather maintaining a reserve against current receivables. If our understanding is not correct, please advise us further.

We agree with your understanding and we and have eliminated the $82,500 of receivables and related allowance for doubtful accounts.

Related Party Transactions - page F-36

22.
We note your response to our prior comment 28. While the disclosures added that address these fees as operating costs to the company are sufficient, it is still not clear to the reader whether the fees paid to the officers of the company are also recorded as revenues of the company as well. From your response, it appears that there is a revenue sharing arrangement whereby the company earns a portion of the producer’s fees and the remaining portion of the fees are earned by the officers. However, it is our understanding that the fees are earned by the company and then as part of a contractual relationship, the officers are paid a certain portion of total producer fees earned by the company. It this is correct, please revise your disclosure accordingly. If this is not correct, please supplementally describe to us the nature of the fees earned by the company and how the officers earn their portion of the fees from the company.

Your understanding is correct. The fees are earned by FMLY and then as part of a contractual relationship, the officers are paid a certain portion of total producer fees. We have revised our disclosure to provide a clearer explanation to the reader as follows:

On a majority of the projects FMLY undertakes, FMLY’s chief executive officer and chief operating officer have contractual arrangements with FMLY that provide for their compensation based upon 45% percent (20% - George Furla and 25% - Randall Emmett) of the net producers fees earned by the Company. Net producers fees are gross fees, less direct costs incurred by the Company to provide the underlying services. During the years ended June 30, 2004 and 2003, these officers received compensation totaling $322,150 and $209,500, respectively, under these contractual arrangements. This compensation is reflected in the cost of the related film project and is ultimately recognized as operating cost - amortization of film costs in the statement of operations.

Sincerely,

s/s George Furla__________________
George Furla
Chief Executive Officer
Family Room Entertainment Corporation